SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  LUMENIS LTD.
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                                (Name of Issuer)

                       Ordinary Shares, Par Value NIS 0.10
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                         (Title of Class of Securities)

                                   M6778Q 10 5
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                                 (CUSIP Number)

                                  Yoav Doppelt
 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.
                                 972-3-745-6000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 1, 2010
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             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

     Ofer Hi-Tech Investments Ltd.
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC USE ONLY

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4.   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
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6.   Citizenship or Place of Organization
     Israel
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                   7.   Sole Voting Power
                        75,790,477 (1)
 Number of         -------------------------------------------------------------
   Shares          8.   Shared Voting Power
Beneficially            9,996,721 (2)
  Owned by         -------------------------------------------------------------
    Each           9.   Sole Dispositive Power
 Reporting              75,790,477 (1)
Person with        -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        9,996,721 (2)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     85,787,198 (1) (2)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     37.8%
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14.  Type of Reporting Person (See Instructions)
     CO
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(1) Includes 10,148,520 Ordinary Shares underlying currently exercisable warrants. See Item 5.

(2) Represents 8,695,584 Ordinary Shares, and 1,301,137 Ordinary Shares underlying currently exercisable warrants, all of which are held by the Reporting Person in trust for certain third parties. See Item 5.

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CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

     Ofer Holdings Group Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     AF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
 Number of         -------------------------------------------------------------
   Shares          8.   Shared Voting Power
Beneficially            85,787,198 (1)
  Owned by         -------------------------------------------------------------
    Each           9.   Sole Dispositive Power
 Reporting              0
Person with        -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        85,787,198 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     85,787,198 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     37.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(1) Includes (i) 8,695,584 Ordinary Shares that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties and (ii) 11,449,657 Ordinary Shares underlying currently exercisable warrants, including 1,301,137 Ordinary Shares underlying currently exercisable warrants that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties. See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

     Lynav Holdings Ltd
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        438,310
 NUMBER OF         -------------------------------------------------------------
   SHARES          8.   Shared Voting Power
BENEFICIALLY            85,787,198 (1)
  OWNED BY         -------------------------------------------------------------
    EACH           9.   Sole Dispositive Power
 REPORTING              438,310
PERSON WITH        -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        85,787,198 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     86,225,508 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     38.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(1) Includes (i) 8,695,584 Ordinary Shares that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties and (ii) 11,449,657 Ordinary Shares underlying currently exercisable warrants, including 1,301,137 Ordinary Shares underlying currently exercisable warrants that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties. See Item 5.

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 4 ("AMENDMENT NO. 4") to the Statement of Beneficial Ownership on Schedule 13D filed on July 10, 2007 (the "ORIGINAL STATEMENT"), as amended by Amendment No. 1 filed on June 23, 2008 ("AMENDMENT NO. 1"), Amendment No. 2 filed on April 1, 2009 ("AMENDMENT NO. 2") and Amendment No. 3 filed on July 13, 2009 ("AMENDMENT NO. 3"), relates to the ordinary shares, par value NIS
0.10 per share ("ORDINARY SHARES") of Lumenis Ltd., an Israeli company (the "ISSUER"). The principal executive offices of the Issuer are located at Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel.

     This Amendment No. 4 is being filed by the Reporting Persons (as defined in Item 2 below) in order to report (i) a decrease in their beneficial ownership by 3,679,966 Ordinary Shares (the "VOTING/OPTION AGREEMENT SHARES") due to the termination, as of August 1, 2010, of that certain voting and option agreement dated as of August 31, 2007 (the "VOTING/OPTION AGREEMENT") by and between Mr. Eli Azur and Mirkaei Tikshoret Ltd., on the one hand, and Ofer Hi-Tech (as defined in Item 2 below), on the other hand, under which Mr. Eli Azur and Mirkaei Tikshoret Ltd. had agreed to vote the Voting/Option Agreement Shares in favor of or against any resolution proposed to be adopted at any meeting of the Issuer's shareholders (or pursuant to a written consent of the Issuer's shareholders) in the manner voted by Ofer Hi-Tech, and (ii) the purchase by Ofer Hi-Tech, on February 11, 2010, of 109,577 additional Ordinary Shares (the "ADDITIONAL SHARES").

     Except as set forth in this Amendment No. 4, all information included in the Original Statement, as modified by Amendments No. 1, No. 2 and No. 3, is incorporated herein by reference, and all capitalized terms appearing herein and not otherwise defined shall have the meaning ascribed thereto in the Original Statement, as modified by Amendments No. 1, No. 2 and No. 3.

ITEM 2. IDENTITY AND BACKGROUND.

     This Amendment No. 4 is being filed by each of: (i) Ofer Hi-Tech Investments Ltd., an Israeli company ("OFER HI-TECH"), (ii) Ofer Holdings Group Ltd. ("OFER HOLDINGS"), an Israeli company and indirect parent company of Ofer Hi-Tech, and (iii) Lynav Holdings Ltd., an Israeli company ("LYNAV HOLDINGS") (collectively, the "REPORTING PERSONS").

     Ofer Holdings is held in equal shares by Orona Investments Ltd. (an Israeli company) and Lynav Holdings. Orona Investments Ltd. is indirectly owned 78% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona Investments Ltd. Lynav Holdings is held 95% by CIBC Bank and Trust Company (Cayman) Ltd.- as trustee of an irrevocable discretionary trust established in the Cayman Islands.

     The following identity and background information is presented with respect to each of Ofer Hi-Tech, Ofer Holdings, Lynav Holdings and Orona Investments Ltd (collectively, the "REPORTING ENTITIES"):

(a) STATE OF ORGANIZATION: Israel.

(b) PRINCIPAL BUSINESS: Ofer Hi-Tech is an investment company which invests in, among others, technology companies. Each of Ofer Holdings, Orona Investments Ltd. and Lynav Holdings is a holding and investment company.

(c) ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE: 9 Andre Saharov St., Haifa 31905, Israel.

(d) CRIMINAL PROCEEDINGS: During the last five years, none of the Reporting Entities has been convicted in any criminal proceeding.

(e) CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: During the last five years, none of the Reporting Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The following identity and background information is presented with respect to Udi Angel (the "REPORTING INDIVIDUAL"):

(b) BUSINESS ADDRESS: 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.

(c) PRESENT PRINCIPAL OCCUPATION: Business person.

(d) CRIMINAL PROCEEDINGS: During the last five years, the Reporting Individual has not been convicted in any criminal proceeding.

(e) CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: During the last five years, the Reporting Individual has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CITIZENSHIP: Israel.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Ofer Hi-Tech financed the acquisition of the Additional Shares reported in this Amendment No. 4 through the use of working capital funds and/or proceeds from contributions by shareholders.

ITEM 4. PURPOSE OF TRANSACTION.

     Except as set forth herein, as of the filing of this Amendment No. 4, the Reporting Persons and the other entities identified in Item 2 do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Persons of additional Ordinary Shares, or the disposition of Ordinary Shares that they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's articles of association or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Ordinary Shares to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (if and when applicable to the Issuer); (h) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     The Reporting Persons and the other entities identified in Item 2 may acquire (including through the exercise of warrants and options) additional, and/or sell existing, Ordinary Shares of the Issuer, either in the open market or in privately negotiated transactions (including pursuant to that certain Purchase Agreement (the "2006 PURCHASE AGREEMENT"), dated as of September 30, 2006, by and among the Issuer, LM Partners L.P. ("LM PARTNERS"), Ofer (Ships Holding) Ltd. (together with LM Partners, the "INVESTORS") and LM (GP) L.P., as the Investors' representative).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     All calculations of beneficial ownership percentage in this Amendment No. 4 are made on the basis of 215,340,549 outstanding Ordinary Shares of the Issuer, excluding 35,527 shares of treasury stock, as of March 16, 2011 (as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, which was filed with the Securities and Exchange Commission (the "SEC") on March 30, 2011).

     (a) (i) Ofer Hi-Tech may be deemed to be the beneficial owner of an aggregate of 85,787,198 Ordinary Shares of the Issuer, representing approximately 37.8% of the issued and outstanding share capital of the Issuer. Such amount consists of: (w) 65,641,957 Ordinary Shares held by Ofer Hi-Tech directly for its own account; (x) 10,148,520 Ordinary Shares issuable upon exercise of warrants (all of which are currently exercisable) held by Ofer Hi-Tech for its own account and (y) 8,695,584 Ordinary Shares and 1,301,137 additional Ordinary Shares issuable upon exercise of warrants that are held in trust by Ofer Hi-Tech pursuant to the Trust Agreement (as described in Item 6 below). Ofer Hi-Tech possesses sole voting and dispositive power with respect to all Ordinary Shares that it beneficially owns with the exception of the 8,695,584 Ordinary Shares and 1,301,137 additional Ordinary Shares issuable upon exercise of warrants that are held in trust by Ofer Hi-Tech pursuant to the Trust Agreement, under which it shares voting and dispositive power with third parties.

     (ii) Ofer Holdings may be deemed to be the beneficial owner of an aggregate of 85,787,198 Ordinary Shares of the Issuer, representing approximately 37.8% of the issued and outstanding share capital of the Issuer. Ofer Holdings does not hold any Ordinary Shares itself. Ofer Holdings merely shares voting power and dispositive power (by virtue of Ofer Holdings' serving as an indirect parent company of Ofer Hi-Tech) with respect to all Ordinary Shares for which Ofer Hi-Tech has sole or shared voting or dispositive power.

     (iii) Lynav Holdings may be deemed to be the beneficial owner of an aggregate of 86,225,508 Ordinary Shares of the Issuer, representing approximately 38.0% of the issued and outstanding share capital of the Issuer. Such amount consists of (x) 438,310 Ordinary Shares held by Lynav Holdings directly (for which it has sole voting and dispositive power) and (y) the 85,787,198 Ordinary Shares beneficially owned by Ofer Hi-Tech, with which Lynav Holdings shares voting and dispositive power by virtue of its indirect 50% ownership interest in Ofer Hi-Tech. Lynav Holdings disclaims beneficial ownership of all Ordinary Shares beneficially owned by Ofer Hi-Tech except to the extent of its pecuniary interest therein.

     (iv) Each of Orona Investments Ltd. and Mr. Udi Angel may be deemed to share beneficial ownership (both voting power and dispositive power) with respect to all Ordinary Shares held by Ofer Hi-Tech by virtue of their respective indirect ownership interest in Ofer Hi-Tech. Each of Orona Investments Ltd. and Mr. Udi Angel disclaims beneficial ownership of all such Ordinary Shares except to the extent of his or its (as appropriate) pecuniary interest therein.

     Except for the foregoing, the Reporting Persons and the other persons and entities identified in Item 2 do not have any beneficial ownership in any Ordinary Shares.

     (b) The Reporting Persons and the other persons and entities identified in
Item 2 possess either sole power or shared power to vote and direct the vote, and sole power or shared power to dispose or to direct the disposition of, the Issuer's Ordinary Shares as described in paragraph (a) above.

     (c) No transactions in securities of the Issuer have been effected during the last 60 days by any of the Reporting Persons or any of the additional persons named in Item 2 above.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The descriptions of the Trust Agreement, the Tag-Along Agreement and the Registration Rights Agreement set forth in Amendment No. 3 are incorporated by reference herein.

     The Voting/Option Agreement described in Amendments No. 1, No. 2 and No. 3 terminated pursuant to its terms on August 1, 2010. Consequently, the 3,679,966 Voting/Option Agreement Shares subject to the Voting/Option Agreement are no longer included in the beneficial ownership of the Reporting Persons described in this Amendment No. 4, and the Option granted by Ofer Hi-Tech to Mr. Eli Azur and Mirkaei Tikshoret Ltd. to purchase up to 2,038,925 Ordinary Shares held by Ofer Hi-Tech at a price of $1.079 per Ordinary Share has likewise terminated.

     Except as set forth above, currently there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any of the other persons and entities identified in
Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1 -- Trust Agreement dated September 30, 2006 by and among Ofer Hi-Tech and the beneficiaries thereunder (incorporated by reference to Exhibit 1 to the Original Statement, filed on July 10, 2007)

EXHIBIT 2 -- Summary of material terms relating to loan extended to Ofer Hi-Tech (incorporated by reference to Exhibit 2 to the Original Statement, filed on July 10, 2007)

EXHIBIT 3 -- Tag Along Agreement, dated as of June 28, 2009, by and among Ofer Hi-Tech and the Bank (incorporated by reference to Exhibit 4 to Amendment No. 3, filed on July 13, 2009)

EXHIBIT 4 -- Registration Rights' Agreement, dated as of December 5, 2006, as amended by Amendment No. 1 thereto, dated as of June 25, 2009, by and among the Issuer, LM Partners, Ofer Hi-Tech, the Bank and the other parties thereto (incorporated by reference to Exhibit 4.23 to the Issuer's Registration Statement on Form 20-F, File #0-27572, filed with the SEC on May 1, 2007 and to
Exhibit 4.b(21) to the Issuer's Annual Report on Form 20-F, filed with the SEC on June 30, 2009)

EXHIBIT 5 -- Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

                                                   Ofer Hi-Tech Investments Ltd.

                                                   By: /s/ Yoav Doppelt
                                                   -----------------------------
                                                   Yoav Doppelt

                                                   Ofer Holdings Group Ltd.

                                                   By: /s/ Eyal Wolfsthal
                                                   -----------------------------
                                                   Eyal Wolfsthal

                                                   Lynav Holdings Ltd.

                                                   By: /s/ Yoseph Rosen
                                                   -----------------------------
                                                   Yoseph Rosen



Dated: June 2, 2011